Exhibit 99.4

JINKOSOLAR HOLDING CO., LTD.

(THE “COMPANY”)

POLL CARD

FOR USE AT THE 2014 ANNUAL GENERAL MEETING

TO BE HELD ON OCTOBER 28, 2014 AT 10:00 AM (BEIJING TIME)

AT 16F, BUILDING 2, No.428 SOUTH YANG GAO ROAD, SHANGHAI, P.R. CHINA

Name of proxy:

Capital letters......................................................

(See Note 1)

Acting as proxy for: .......................................

(See Note 2)

Name(s) of shareholder(s)

Capital letters......................................................

(See Note 3)

Holding: ......................................................	Ordinary shares

(in words) ....................................................

ORDINARY RESOLUTIONS		Please tick “√”or insert the number of shares to be voted for or against or to abstain in the appropriate column below
		FOR	AGAINST	ABSTAIN
1.	That Mr. Kangping Chen be re-elected as a director of the Company.
2.	That Mr. Xianhua Li be re-elected as a director of the Company.
3.	That the appointment of Mr. Longgen Zhang as a director be ratified.
4.	That the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2014 be ratified.
5.	That the directors of the Company be authorized to determine the remuneration of the auditors.
6.	That each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions 1 to 5 as such director, in his or her absolute discretion, thinks fit.

Has a proxy form been submitted? (See Note 4)	YES / NO

Signed: ......................................................

Signature of proxy/shareholder (please delete as appropriate)

NOTES:

1. Please complete the Name of Proxy line if you are acting as proxy for a shareholder of

JINKOSOLAR HOLDING CO., LTD. at today’s annual general meeting.

2. If you are acting as proxy for a shareholder, please complete this line with the name of the shareholder on whose behalf you are acting.

3. Please complete your name(s) if you are attending today’s annual general meeting in your capacity as shareholder of JINKOSOLAR HOLDING CO., LTD.

4. If a proxy form has previously been submitted in respect of a shareholder, this will not preclude a shareholder from attending and voting at today’s annual general meeting in person. Please however provide an indication of whether a proxy form has previously been completed and submitted in respect of the resolutions to be voted upon at this annual general meeting.